VIA EDGAR

August 7, 2019

Ms. Elena Stojic, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Cross Shore Discovery Fund (“Fund”)

File Nos. 811-22976; 333-232409

Dear Ms. Stojic:

This letter confirms our receipt of the oral comments provided by you on July 24, 2019 to the Fund’s registration statement on Form N-2 regarding the rescission offer (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2019. We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

COMMENT 1. Please ensure that the dates of purchase of Fund shares that are covered by the rescission offer listed in the cover letter, elsewhere in the Registration Statement and in the Fund’s registration statement filed on June 20, 2019 are consistent.

RESPONSE 1. The requested change has been made in the Registration Statement. In addition, the Fund will sticker the registration statement filed on June 20, 2019 to include the correct dates.

COMMENT 2. In the bolded paragraph of the rescission offer, please include a cross reference to the Rescission Risk factor included in the Registration Statement.

August 7, 2019

RESPONSE 2. The requested change has been made.

COMMENT 3. In the second paragraph of the rescission offer, please list the number of shares that are defined as Covered Shares.

RESPONSE 3. The requested change has been made.

In addition, we note that FINRA has indicated that a no objections letter is not necessary for this transaction and thus the Fund has not received one.

Thank you again for your comments. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence

Edward C. Lawrence